UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001- 93 – Company Registry (NIRE) 35.300.186.133

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The Shareholders of CPFL Energia S.A. (“Company”) are hereby called, pursuant to Articles 122 and 124 of Federal Law 6,404/76, to convene at the Extraordinary Shareholders’ Meeting (“Meeting”) to be held on September 24, 2014 at 09:00 a.m., at the registered office of the Company located at Rua Gomes de Carvalho, nº 1510, 14o andar, in the City and State of São Paulo, to consider and vote on the following Agenda, pursuant to Article 16 of the Company’s Bylaws:

(i)    take cognizance of the resignation submitted by Mr. Francisco Caprino Neto from the position of alternate member of the Board of Directors, and elect Mr. Márcio Garcia de Souza to replace him for the remainder of his term-of-office; and

(ii)   take cognizance of the resignation submitted by Mr. Marcelo  Pires Oliveira Dias from the position of member of the Board of Directors, and elect Mr. Francisco  Caprino Neto to replace him for the remainder of his term-of-office.

General Instructions:

1.    The holders of common shares issued by the Company may participate in the Meeting, whether on their  behalf or represented by their legal representatives or proxy, provided they are registered in the Registry of Book-Entry Shares of the depositary institution of the shares, Banco do Brasil S.A.

Pursuant to Article 126 of Federal Law 6,404/76, the following procedures shall be observed:

(a) The Company requests that shareholders submit their proxy appointments and representation documents at least twenty-four (24) hours prior to the Meeting, in accordance with the head paragraph in Article 12 of the Company’s Bylaws, aiming to facilitate the identification procedures. Shareholders attending the Meeting bearing the required documents will be allowed to participate and vote, despite not having presented the documents prior to the Meeting.

(b) Documents to be presented by shareholders prior to the beginning of the Meeting: (i) individuals – identification document with photograph; (ii) legal persons – identification document with photograph of the legal representative of the shareholder, duly accompanied by a notarized copy or original of the articles of incorporation and the documentation substantiating his or her capacity as legal representative of the company (minutes of the election to the executive board); and (iii) for shareholders organized as Investment Funds - identity document with photograph of the legal representative of the administrator of the Investment Fund (or manager of the Investment Fund, as applicable), accompanied by a notarized copy or original of the Fund Regulations and Bylaws or articles of incorporation of the administrator (or manager, as applicable), together with the minutes of the election of the legal representative.

2.    All documents pertaining to the matters to be considered and voted on at the Meeting, as per Article 6 of CVM Instruction 481/09, are available to shareholders as from this date at the registered office of the Company, on its website (www.cpfl.com.br/ir) and on the website of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br).

São Paulo, September 4, 2014.

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 4, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.